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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:    SEPTEMBER 30, 1998
                                                  Estimated average burden
                                                  hours per response ......0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              E-TEK Dynamics, Inc.     ETEK       (Month/Day/Year)
     (Last)     (First)     (Middle)            1/17/2000                ----------------------------------
      JDS Uniphase Corporation             ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
      163 Baypointe Parkway                   Person (Voluntary)               Director    X     10% Owner      Applicable Line)
    San Jose, California 95134                                           -----            -----                X    Form filed by
--------------------------------------     ----------------------------        Officer           Other       -----  One Reporting
      (City)      (State)      (Zip)                                     ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial Ownership
                                                 (Instr. 4)                      Indirect (I)               (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, $.001 Par Value                  No Securities beneficially
                                                owned. See Attachment
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    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
    *If the form is filed by more than one reporting person, see Instruction 5(b)(v)
                                                                                                                              (Over)
                                                                                                                     SEC 1473 (9-96)

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
 FORM 3 (continued)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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                                                        No Securities
                                                      beneficially owned
                                                        See Attachment.
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Explanation of Responses:

See attachment
                                                                                        /s/ Michael C. Phillips     January 27, 2000
                                                                                        --------------------------  ----------------
                                                                                        Name : Michael C. Phillips        Date
                                                                                        Title: Senior Vice President,
**Intentional misstatements or omissions of facts constitute Federal Criminal                  Business Development,
  Violations.                                                                                  General Counsel
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                                Page 2
  If space is insufficient, See Instruction 6 for procedure.                                                      SEC 1473 (9-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




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                              ATTACHMENT TO FORM 3

        Pursuant to the terms of an Agreement and Plan of Reorganization and Merger dated as of January 17, 2000 (the "Merger Agreement"), among JDS Uniphase Corporation ("the Reporting Person"), Rainbow Acquisition, Inc. ("Merger Sub") and E-TEK Dynamics, Inc. ("E-TEK"), providing among other things, for the merger of Merger Sub with and into E-TEK, with E-TEK as the surviving corporation and becoming a wholly-owned subsidiary of the Reporting Person in the merger (the "Merger"), the Reporting Person and E-TEK entered into a Company Stock Option Agreement pursuant to which E-TEK granted the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, 19.9% of the outstanding shares of common stock of E-TEK as of January 17, 2000. Based on the number of shares of common stock of E-TEK outstanding on January 1, 2000 as represented by E-TEK in the Merger Agreement, 19.9% of the outstanding shares of common stock of E-TEK is equal to 13,515,123 shares (the "Option Shares"). The purchase price for the Option Shares is $211.41 per share (the "Purchase Price"). Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of E-TEK as to the Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, the Reporting Person expressly disclaims beneficial ownership of the Option Shares.

        In connection with the Merger Agreement each of the persons listed on
Exhibit 1 hereto (collectively, the "Stockholders") has, on January 17, 2000, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, the Stockholders have agreed to vote their shares in favor of approval of the Merger Agreement, the Merger and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of E-TEK called with respect thereto. As required by each of the Voting Agreements, the Stockholders have executed the form of Proxy To Vote Stock Of E-TEK, attached as Exhibit A to the Voting Agreements, designating Michael C. Phillips and Anthony R. Muller, each an executive officer of the Reporting Person, to vote their shares as to the matters referred to in the Voting Agreements. Pursuant to the Voting Agreements, the Stockholders have also agreed not to transfer, sell, exchange, or pledge or otherwise dispose of or encumber their shares, prior to the earlier of the consummation of the Merger and the date the Merger Agreement is terminated.

        The consummation of the Merger is conditioned upon, among other things, obtaining certain regulatory approvals and the consent of E-TEK stockholders.

        As of January 17, 2000, based on the number of shares of common stock of E-TEK represented to be beneficially owned by the respective Stockholders in the Voting Agreements, the Stockholders beneficially owned (including 614,205 shares subject to options which are exercisable within 60 days of January 17, 2000) 17,073,083 shares of the common stock of E-TEK, which, based on the number of shares of common stock of E-TEK outstanding on January 1, 2000 as represented by E-TEK Dynamics, Inc. in the Merger Agreement, amounted to 25.14% of the total outstanding shares of common stock of E-TEK. The Reporting Person may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, a beneficial owner of all shares beneficially owned by the Stockholders, provided, however, that the Reporting Person expressly disclaims beneficial ownership of such shares.



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                                    EXHIBIT 1

                    List of Persons Signing Voting Agreements



                             David W. Dorman

                             Michael J. Fitzpatrick

                             Joseph W. Goodman

                             Donald J. Listwin

                             Summit Investors III, L.P.

                             Summit Subordinated Debt Fund II, L.P.

                             Summit Ventures IV, L.P.

                             Philip J. Anthony

                             Ming Shih

                             Sanjay Subhedar